Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on April 25, 2022. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONSENSUS CLOUD SOLUTIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	87-1139414
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

700 S. Flower Street, 15th Floor

Los Angeles, California

(310) 207-0272

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

R. Scott Turicchi

Chief Executive Officer

Consensus Cloud Solutions, Inc.

6080 Center Drive, 4th Floor

Los Angeles, California 90045

(323) 860-9200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Vithya Aubee Consensus Cloud Solutions, Inc. 6080 Center Drive, 4th Floor Los Angeles, California 90045 (323) 860-9200	Stewart McDowell Gibson, Dunn & Crutcher LLP 555 Mission Street, 30th Floor San Francisco, California 94105 (415) 393-8200

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                , 2022

PROSPECTUS

Consensus Cloud Solutions, Inc.

Up to 3,960,607 Shares

Common Stock

The selling stockholder identified in this prospectus may offer, from time to time, up to 3,960,607 shares of our common stock, par value $0.01 per share (the “common stock”). We are registering such shares under the terms of a registration rights agreement between us and Ziff Davis, Inc. (the “selling stockholder”). We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CCSI”. On April 22, 2022, the closing price of our common stock as reported on Nasdaq was $53.88 per share.

At the time the selling stockholder offers shares registered by this prospectus, we will provide a prospectus supplement, if required, that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 4 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2021 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, which are each incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2022.

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

i

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell, in one or more offerings, shares of our common stock.

At the time the selling stockholder offers shares of our common stock registered by this prospectus, if required, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus or incorporated by reference in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read this prospectus, the information incorporated by reference into this prospectus and any applicable prospectus supplement as well as any post-effective amendments to the registration statement of which this prospectus forms a part before you make any investment decision.

The rules of the SEC allow us to incorporate information by reference into this prospectus. This information incorporated by reference is considered to be part of this prospectus. See “Incorporation of Certain Information by Reference.” You should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

We are responsible for the information incorporated by reference or contained in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling stockholder has authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC and we take no responsibility for any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, operating results or financial condition may have changed since such date.

Unless the context otherwise requires, references in this prospectus to “Consensus,” “the Company,” “we,” “us” and “our” refer to Consensus Cloud Solutions, Inc. and our subsidiaries.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information included or incorporated by reference into this prospectus includes industry data and forecasts that are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” included or incorporated by reference into this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

Consensus owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Consensus holds several internet domain names, including eFax®, SFax®, SRFax, MyFax®, and eFax Corporate™, among others. Each trademark, trade name or service mark of any other company included or incorporated by reference into this prospectus is, to our knowledge, owned by such other company.

ii

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our common stock, you should carefully read the entire prospectus and the documents incorporated by reference herein, including the sections titled “Risk Factors” in this prospectus and any documents incorporated by reference herein.

Overview

We are a provider of secure information delivery services with a scalable Software-as-a-Service (“SaaS”) platform. We serve more than one million customers of all sizes, from enterprises to individuals, across over 50 countries and multiple industry verticals including healthcare, financial services, law and education. Beginning as an online fax company over two decades ago, we have evolved into a leading global provider of enterprise secure communication solutions. Our communication and digital signature solutions enable our customers to securely and cooperatively access, exchange and use information across organizational, regional and national boundaries. Our mission is to democratize secure information interchange across technologies and industries, and solve the healthcare interoperability challenge. All of our revenue recurring in nature and is generated either via fixed subscription plans or usage-based contracts.

Over the past decade, Consensus has progressively shifted focus towards larger commercial customers (Corporate). As enterprise data communication shifted toward digitization and cloud-based solutions, Consensus entered industry verticals such as legal, compliance, insurance, and healthcare. Our Corporate business has grown from $148 million of revenue in 2020 to approximately $170 million of revenue in 2021, representing a 9.7% compound annual growth rate. We currently serve approximately 45,000 Corporate customers, generally small/medium businesses or large enterprises, to whom sales are made through direct interaction with a sales person and involve specific pricing, multiple line subscriptions, API connections and/or commercial grade security.

We currently serve over one million small office/home office (“SoHo”) online fax customers, generally consumers and SoHo users, who acquire a pre-defined subscription through an e-commerce website without direct interaction with a sales person. Our SoHo brands include jSign®, eFax®, MyFax®, Sfax®, Metrofax®, and SRfax®.

In 2020, we launched the Consensus Unite healthcare interoperability platform, a comprehensive workflow collaboration and data exchange solutions suite. Healthcare represents our largest industry vertical and has information, secure communication, management and interoperability needs. The sector is undergoing a large-scale digitization effort, with the objective to streamline workflows, increase efficiency for operators, and increase transparency for patients. We believe our leadership in digital fax and our deep experience in the healthcare industry positions Consensus well to help healthcare providers accomplish their broader digitization and interoperability objectives.

On October 7, 2021, Ziff Davis, Inc. (then known as J2 Global, Inc.) completed its previously announced plans to separate into two leading publicly traded companies: one addressing healthcare interoperability and comprising the Cloud Fax business, which is doing business as Consensus Cloud Solutions, Inc., and one that is continuing Ziff Davis’ strategy of building a leading internet platform focused on key verticals, including technology & gaming, shopping, health, cybersecurity and martech, which is doing business as Ziff Davis. We refer to the transactions that resulted in the separation of Consensus and Ziff Davis into two separate publicly traded companies as the “separation and distribution.”

1

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

Corporate Information

Consensus was incorporated in Delaware for the purpose of holding the Cloud Fax business, including the equity interests in J2 Cloud Services LLC, the legal entity holding the Cloud Fax business, in connection with the separation and the distribution. The address of our principal executive offices is 700 S. Flower Street, 15th Floor, Los Angeles, California 90017. Our telephone number is (323) 860-9200.

2

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

THE OFFERING

Common stock offered by the selling stockholder	Up to 3,960,607 shares of our common stock

Use of proceeds	All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale. See “Use of Proceeds.”

Selling stockholder	Ziff Davis, Inc., or as otherwise indicated herein or in any prospectus supplement. See “Selling Stockholder.”

Plan of Distribution	The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement. See “Plan of Distribution.”

Risk Factors	For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” beginning on page 4 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 (the “First Quarter 2022 Form 10-Q”), which are each incorporated by reference into this prospectus.

Listing	Our common stock is listed on Nasdaq under the symbol “CCSI.”

Unless we indicate otherwise, all information in this prospectus is based on                shares of our common stock outstanding as of                , 2022.

3

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our securities, we urge you to carefully consider the risks described in the “Risk Factors” sections of our 2021 Form 10-K and our First Quarter 2022 Form 10-Q filed with the SEC and incorporated by reference into this prospectus. In addition, the following risk factors present material risks and uncertainties associated with this offering. The risks and uncertainties incorporated by reference into this prospectus or described below are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. If any of the matters discussed in the “Risk Factors” sections of our 2021 Form 10-K and our First Quarter 2022 Form 10-Q and the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to the Offering

The trading market for our common stock has existed for only a short period following the distribution. The price and trading volume of our common stock has been and may continue to be volatile and the value of an investment in our common stock could decline.

Prior to the distribution, there was no public market for our common stock. An active trading market for our common stock commenced only recently following the distribution and may not be sustainable. The market price and trading volume of our common stock has fluctuated substantially and may continue to do so due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment in which we operate; and

•	domestic and worldwide economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could also adversely affect the trading price of our common stock.

The selling stockholder owns 3,960,607 shares of our common stock. We are registering such shares on a registration statement on Form S-1, of which this prospectus forms a part, under the terms of a registration rights agreement between us and the selling stockholder. The sale of such shares in one or more offerings or any other future sales may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with this offering or otherwise, may cause the market price of our common stock to decline. Upon completion of the offering, we will continue to have an aggregate of approximately                 million shares of our common stock issued and outstanding. Shares will generally be freely tradeable without restriction or further registration under the Securities Act, except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. Shares held by “affiliates” may be sold in the public market if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. Further, on October 8, 2021, we filed a registration statement on Form S-8 registering an aggregate of 5,000,000 shares of common stock underlying equity awards we have made and will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. If equity securities granted under our 2021 Equity Incentive Plan are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

4

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

The selling stockholder owns 3,960,607 shares of our common stock. We are a party to a stockholder and registration rights agreement with Ziff Davis, pursuant to which we agreed, upon request of Ziff Davis, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock that it retains. We are filing the registration statement on Form S-1 of which this prospectus forms a part pursuant to a request from Ziff Davis to register all shares of our common stock held by Ziff Davis. Sales by Ziff Davis or others of a substantial number of shares after the distribution, or a perception that such sales could occur, could significantly reduce the market price of our common stock. See “Certain Relationships and Related Person Transactions — Agreements Between Us and Ziff Davis — Stockholder and Registration Rights Agreement” incorporated by reference from our proxy statement filed on May        , 2022 (the “2022 proxy statement”) into our 2021 Form 10-K, which is incorporated by reference into this prospectus. Any disposition by Ziff Davis of our common stock in the public market in one or more offerings, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

We do not intend to pay dividends on our common stock.

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant.

Reduced reporting and disclosure requirements applicable to us as an emerging growth company could make our common stock less attractive to investors.

We are an emerging growth company ( “EGC”) and, for as long as we continue to be an EGC, we may choose to continue to take advantage of exemptions from various reporting requirements applicable to other public companies. Consequently, we are not required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, and we are subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the dates such pronouncements are effective for public companies. We will cease to be an EGC upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act, (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in nonconvertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock, and the price of our common stock may be more volatile.

We have identified a material weakness in our internal control over financial reporting, and if our remediation of such material weakness is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and are required to prepare our financial statements according to the rules and

5

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, the Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. As reported in our 2021 Form 10-K, we have identified a material weakness in our internal control over financial reporting related to our accounting for the separation and distribution. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the internal control deficiencies that led to our material weakness, that the material weakness will be remediated on a timely basis, or that additional material weaknesses will not be identified in the future. If the steps we take do not remediate the outstanding material weakness in a timely manner, there could continue to be a possibility that these control deficiencies or others could result in a material misstatement of our annual or interim consolidated financial statements. Further, our current internal control over financial reporting and any additional internal control over financial reporting that we develop may become inadequate because of changes in conditions in our business. We also cannot assure you that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to remediate this existing material weakness and document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting, if and when required.

Matters affecting our internal controls, including the material weakness describe above, may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, violations of applicable stock exchange listing rules, and litigation brought by our shareholders and others. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. This could have a material and adverse effect on us by, for example, leading to a decline in our share price and impairing our ability to raise additional capital, and also could result in litigation brought by our shareholders and others.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Consensus, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions will, among other things:

•	permit our Board of Directors to issue one or more series of preferred stock with such powers, rights and preferences as the Board of Directors shall determine;

•

subject to a five-year sunset from the date of the distribution, provide for a classified Board of Directors, with each class serving a staggered three-year term, which could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	provide that, as long as our Board of Directors is classified, our directors can be removed for cause only;

•	prohibit stockholder action by written consent;

•	limit the ability of stockholders to call a special meeting of stockholders;

6

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

•	provide that vacancies on the Board of Directors could be filled only by a majority vote of directors then in office, even if less than a quorum, or by a sole remaining director; and

•	establish advance notice requirements for stockholder proposals and nominations of candidates for election as directors.

These provisions may prevent or discourage attempts to remove and replace incumbent directors. In addition, these limitations may adversely affect the prevailing market price and market for our common stock if they are viewed as limiting the liquidity of our stock or discouraging takeover attempts in the future.

Because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (“DGCL”), this provision could also delay or prevent a change of control that stockholders may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or their affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.

In addition, an acquisition or further issuance of our common stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to Ziff Davis. Under the tax matters agreement, we would be required to indemnify Ziff Davis for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the United States federal district courts as the exclusive forum for claims under the Securities Act, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Consensus, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of Consensus to Consensus or its stockholders, (c) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (d) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus governed by the internal affairs doctrine shall, in each case to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, a the federal district court for the District of Delaware. Furthermore, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules or regulations thereunder. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These exclusive provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

7

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We currently have five research analysts covering our common stock. If one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

8

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement, the documents incorporated by reference into this prospectus, and other written or oral statements that we make from time to time contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “will,” “should,” “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. You should read this prospectus, and any accompanying prospectus supplement, as well as our 2021 Form 10-K and our First Quarter 2022 Form 10-Q, which are each incorporated by reference herein, completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus, any accompanying prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein or therein are qualified by these cautionary statements. In particular, information included in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference into this prospectus under headings such as “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Any forward-looking statement speaks only as of the date on which it is made. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this information statement. Factors that could cause actual results or events to differ materially from those anticipated include, but are not limited to, the matters described in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference into this prospectus under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, our ability and intention to:

•

Sustain growth or profitability, particularly in light of an uncertain U.S. or worldwide economy and the related impact on customer acquisition and retention rates, customer usage levels and credit and debit card payment declines;

•	Maintain and increase our customer base and average revenue per user;

•

Generate sufficient cash flow to make interest and debt payments and reinvest in our business, and pursue desired activities and businesses plans while satisfying restrictive covenants relating to debt obligations;

•	Acquire businesses on acceptable terms and successfully integrate and realize anticipated synergies from such acquisitions;

•

Continue to expand our Cloud Fax business and operations internationally in the wake of numerous risks, including adverse currency fluctuations, difficulty in staffing and managing international operations, higher operating costs as a percentage of revenues or the implementation of adverse regulations;

•

Maintain our financial position, operating results and cash flows in the event that we incur new or unanticipated costs or tax liabilities, including those relating to federal and state income tax and indirect taxes, such as sales, value-added and telecommunication taxes;

•	Accurately estimate the assumptions underlying our effective worldwide tax rate;

9

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

•

Manage certain risks inherent to our business, such as costs associated with fraudulent activity, system failure or network security breach; effectively maintain and manage our billing systems; allocate time and resources required to manage our legal proceedings; or adhere to our internal controls and procedures;

•	Compete with other similar providers with regard to price, service and functionality;

•	Cost-effectively procure, retain and deploy large quantities of fax numbers in desired locations in the United States and abroad;

•	Achieve business and financial objectives in light of burdensome domestic and international telecommunications, Internet or other regulations including data privacy, security and retention;

•	Successfully manage our growth, including but not limited to our operational and personnel-related resources, and integration of newly acquired businesses;

•	Successfully adapt to technological changes and diversify services and related revenues at acceptable levels of financial return;

•

Successfully develop and protect our intellectual property, both domestically and internationally, including our brands, patents, trademarks and domain names, and avoid infringing upon the proprietary rights of others; and

•	Recruit and retain key personnel.

10

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholder or its permitted transferees. We will receive no proceeds from the sale of shares of common stock by Ziff Davis in this offering because those shares will be sold for the account of the selling stockholder or its permitted transferees.

11

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND POLICY

Market Price of Our Common Stock

Our common stock is listed on Nasdaq under the symbol “CCSI.”

On                , 2022, the closing price of our common stock was $        . As of                , 2022, there were                shares of our common stock outstanding, held of record by                holders.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We currently expect to retain all available funds and any future earnings for use in the operation and expansion of our business. We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant.

12

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

SELLING STOCKHOLDER

The selling stockholder under this prospectus is Ziff Davis, Inc. (“Ziff Davis”). Ziff Davis, has, to our knowledge, sole investment power with respect to such securities. Pursuant to a Stockholder and Registration Rights Agreement by and between us and Ziff Davis, Ziff Davis granted us a proxy to vote the shares of our common stock owned by Ziff Davis in proportion to the votes cast by our other stockholders. As a result, Ziff Davis does not exercise voting power over any of the shares of our common stock that it beneficially owns.

We understand that Ziff Davis may dispose of any or all of our common stock that it retained after the separation and distribution through one or more subsequent exchanges for debt in accordance with the terms of the IRS private letter ruling received by Ziff Davis in connection with the separation and distribution. Under such an exchange, the debt exchange parties, as principals for their own accounts, would exchange debt obligations of the selling stockholder held by the debt exchange parties for shares of our common stock held by the selling stockholder. Under U.S. federal securities laws, the debt exchange parties would be deemed to be the selling stockholders and underwriters with respect to any shares of our common stock that they acquire in connection with a debt-for-equity exchange and sell in an offering in connection therewith. In the event that the debt exchange parties offer shares of our common stock for sale in connection with a debt-for-equity exchange, Ziff Davis may also be deemed a selling stockholder in such an offering solely for U.S. federal securities laws purposes.

As of                , 2022,                shares of our common stock are issued and outstanding.

The information concerning the beneficial ownership of shares of common stock by the selling stockholder included in this prospectus has been obtained from the selling stockholder. The shares held by the selling stockholder reflected in the table below may be sold by the selling stockholder from time to time in one or more offerings described in this prospectus and any applicable prospectus supplement. The selling stockholder may sell all, some or none of the shares of common stock beneficially owned by it, and therefore we cannot estimate either the number or the percentage of ordinary shares that will be beneficially owned by the selling stockholder following any offering or sale hereunder.

Name of Beneficial Owner	Number of Shares of our Common Stock Beneficially Owned	Percentage of our Common Stock Outstanding
Ziff Davis, Inc.	3,960,607	19.9%

The address of Ziff Davis, Inc. is 114 5th Avenue, New York, New York 10011. For information regarding certain material relationships between the selling stockholder and the Company, see “Certain Relationships and Related Person Transactions” incorporated by reference from our 2022 proxy statement into our 2022 Form 10-K incorporated by reference into this prospectus.

13

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock contained in our amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or our bylaws. The summary is qualified in its entirety by reference to such documents, which you must read (along with the applicable provisions of Delaware law) for complete information on our capital stock. Our certificate of incorporation and bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors may establish the rights and preferences of the preferred stock from time to time. As of                , 2022, we had shares of our common stock will be issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the holders of our common stock, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the cash dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Consensus, holders of our common stock are entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our Board of Directors is authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue preferred stock in one or more series without further action by the holders of its common stock. Our Board of Directors have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Certain provisions of the tax matters agreement between us and Ziff Davis, which are intended to preserve the intended tax treatment of the separation and certain related transactions, may prevent certain issuances of our stock for a period of time following the completion of the distribution. See “Certain Relationships and Related Person Transactions – Tax Matters Agreement” incorporated by reference from our 2022 proxy statement into our 2021 Form 10-K, which is incorporated by reference into this prospectus.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions in our proposed amended and restated certificate of incorporation and our proposed amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay,

14

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Classified Board. Our amended and restated certificate of incorporation provides that, until the annual stockholder meeting in 2026, our Board of Directors will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders following the distribution, which is scheduled for June 15, 2022, and will be up for re-election at that meeting for a three-year term to expire at the 2025 annual meeting of stockholders; the directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2023, and will be up for re-election at that meeting for a three-year term to expire at the 2026 annual meeting of stockholders; and the directors designated as Class III directors have terms expiring at the following year’s annual meeting of stockholders which we expect to hold in 2024, and will be up for re-election at that meeting for a two-year term to expire at the 2026 annual meeting of stockholders. Commencing with the 2023 annual meeting of stockholders, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2026 annual meeting. Beginning at the 2026 annual meeting, all of our directors will stand for election each year for annual terms, and our Board will thereafter no longer be divided into three classes. Before our Board of Directors is declassified, it would take at least two years after the completion of the distribution for any individual or group to gain control of our Board of Directors. Accordingly, while the Board of Directors is divided into classes, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.

Removal and Vacancies. Our amended and restated certificate of incorporation provides that (i) prior to our Board of Directors being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board of Directors has been fully declassified, our stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of our outstanding shares entitled to vote on such removal. Vacancies occurring on the Board of Directors, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, shall be filled solely by a majority of the remaining members of the Board of Directors or by a sole remaining director.

Blank Check Preferred Stock. Our amended and restated certificate of incorporation authorizes our Board to designate and issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Stockholder Ability to Call Special Meetings of Stockholders. Our amended and restated bylaws provides that the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the Chief Executive Officer or the Board of Directors is able to call a special meeting of stockholders, and also provides that a special meeting of stockholders may also be called by our Corporate Secretary upon the written request of stockholders who together own of record a majority of the outstanding shares of each class of stock entitled to vote at such meeting. Such request must be in proper written form, setting forth certain information, as required by our

15

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

amended and restated bylaws, and signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws requires stockholders seeking to nominate persons for election as directors at an annual or special meeting of stockholders, or to bring other business before an annual or special meeting (other than a proposal submitted under Rule 14a-8 under the Exchange Act), to provide timely notice in writing. A stockholder’s notice to our Corporate Secretary must be in proper written form and must set forth certain information, as required under our amended and restated bylaws, related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to the Board of Directors.

Exclusive Forum. Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Consensus, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of Consensus to Consensus or its stockholders, (c) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (d) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus governed by the internal affairs doctrine shall, in each case to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, a the federal district court for the District of Delaware. Furthermore, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules or regulations thereunder. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Business Combinations with Interested Stockholder. We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

Our amended and restated bylaws generally provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that under Delaware law, we may not eliminate the personal liability of a director for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

16

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

•	any transaction from which the director derived an improper personal benefit; or improper distributions to stockholders.

Listing

Our shares of common stock are listed on the Nasdaq under the symbol “CCSI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

17

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

PLAN OF DISTRIBUTION

The selling stockholder identified in this prospectus may offer, from time to time, up to an aggregate of                shares of our common stock. We are registering such shares under the terms of a stockholder and registration rights agreement between us and Ziff Davis. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. We are not selling any shares of our common stock under this prospectus.

The selling stockholder and its successors, including its transferees, may sell all or a portion of the shares of our common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares of our common stock may be sold in one or more transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Additionally, the selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, including, Nasdaq in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market;

•	through the writing or settlement of options or other hedging transactions, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	a debt-for-equity exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act or under Section 4(a)(1) of the Securities Act may be sold under such rules rather than pursuant to this

18

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

prospectus or a prospectus supplement, subject to any restriction on transfer contained in the stockholder and registration rights agreement between us and Ziff Davis.

If the selling stockholder uses an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the selling stockholder will agree in an underwriting agreement to sell to the underwriters, and the underwriters will agree to purchase from the selling stockholder, the number of shares of our common stock set forth in such prospectus supplement. Any such underwriters may offer the shares of our common stock from time to time for sale in one or more transactions on Nasdaq, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The underwriters may also propose initially to offer the shares of our common stock to the public at a fixed public offering price set forth on the cover page of the applicable prospectus supplement. The underwriters may be granted an option, exercisable for 30 days after the date of the applicable prospectus supplement, to purchase additional shares from the selling stockholder. In connection with an underwritten offering, we, our directors and officers, and/or other holders of our common stock may agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock for a period of time after such offering. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

In connection with an underwritten offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A covered short position is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. Naked short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

If the selling stockholder disposes of the shares of our common stock through a debt-for-equity exchange, it is expected that the selling stockholder and the debt exchange parties will enter into an exchange agreement. Under the exchange agreement, subject to certain conditions, the debt exchange parties, as principals for their own accounts, will exchange debt obligations of the selling stockholder held by the debt exchange parties for shares of our common stock held by the selling stockholder. The amount of indebtedness of the selling stockholder held by the debt exchange parties is expected to be sufficient to acquire all of the shares of our common stock to be sold. Under U.S. federal securities laws, the debt exchange parties will be deemed to be the

19

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

selling stockholders and underwriters with respect to any shares of common stock that they acquire in connection with a debt-for-equity exchange and sell in an offering in connection therewith. In the event that the selling stockholders are offering shares for sale in connection with a debt-for-equity exchange, Ziff Davis may also be deemed a selling stockholder in such offering solely for U.S. federal securities laws purposes.

The selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell short the shares and deliver common stock to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and the applicable prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus and the applicable prospectus supplement. The selling stockholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and the applicable prospectus supplement.

The aggregate proceeds to the selling stockholders from the sale of the shares of our common stock will be the purchase price of the shares less discounts and commissions, if any.

In offering the shares of our common stock covered by this prospectus and the applicable prospectus supplement, the selling stockholder and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Any selling stockholder who is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares are registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares of our common stock pursuant to this prospectus and the applicable prospectus supplement and to the activities of the selling stockholder. In addition, we will make copies of this prospectus and the applicable prospectus supplement available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

There can be no assurance that the selling stockholder will sell any or all of the common stock registered pursuant to the registration statement of which this prospectus forms a part.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling stockholder, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

20

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and certain fees) in connection with the registration and sale of the shares of our common stock covered by this prospectus and the applicable prospectus supplement. Agents and underwriters may be entitled to indemnification by us and the selling stockholders against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters and their respective affiliates may engage in transactions with, or perform services for us in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.

The estimated offering expenses payable by us, in addition to any underwriting discounts and certain fees that will be paid by the selling stockholder, will be described in the applicable prospectus supplement.

21

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock offered by this prospectus, but does not purport to be a complete analysis of all potential U.S. federal income tax effects.

The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the “IRS”, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that acquire our common stock in this offering and hold it as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt entities or governmental entities;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•

persons that at any time own (or are deemed to own) or have (or are deemed to have) owned more than five percent (by vote or value) of our common stock (except to the extent specifically set forth below); and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

22

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships considering an investment in our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL (INCLUDING ESTATE OR GIFT TAXES) TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

Any distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes and generally any portion of a distribution that exceeds our current and accumulated earnings and profits, will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock (determined separately with respect to each share of our common stock), but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate).    A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty and the availability of a refund on any excess U.S. federal tax withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, unless an applicable income tax treaty provides otherwise, the

23

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder generally must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a suitable successor or substitute form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Unless an applicable income tax treaty provides otherwise, any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The foregoing discussion is subject to the discussion below under “Information Reporting and Backup Withholding” and “Additional Withholding Tax on Payments Made to Foreign Accounts.”

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States;

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, however, as long as our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock so disposed.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

24

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI or other applicable IRS form, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.

In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through a non-U.S. office of a U.S. broker or a non-U.S. broker with specified connections to the United States generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker without specified connections to the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the rules and regulations promulgated thereunder (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), regardless of whether such recipient is acting as an intermediary or a beneficial owner, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

25

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

EXPERTS

The consolidated financial statements and schedule as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

26

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP. Ziff Davis is being represented in connection with any offering by Sullivan & Cromwell LLP. Certain legal matters in connection with any underwritten offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP.

27

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes additional information and exhibits. We file annual, quarterly and special reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov.

Our SEC filings are also available to the public free of charge on the investor relations portion of our website located at https://investor.consensus.com. Information on our website is not incorporated by reference herein and is not otherwise intended to be part of this prospectus.

28

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Unless specifically listed below, the information contained on the SEC website is not intended to be incorporated by reference in this offering memorandum and you should not consider that information a part of this prospectus. We incorporate by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 15, 2022;

•	the portions of our Proxy Statement on Schedule 14A, filed with the SEC on May , 2022 that are incorporated by reference into our 2021 Annual Report on Form 10-K;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed with the SEC on May , 2022; and

•	our Current Reports on Form 8-K filed with the SEC on January 7, 2022 and March 2, 2022 (only as to information filed under Item 5.02 of Form 8-K).

Any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any prospectus supplement or free writing prospectus provided to you by us modifies or supersedes the original statement.

The reports and documents incorporated by reference into this prospectus are available to the public free of charge on the investor relations portion of our website located at https://investor.consensus.com.

We also hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address or telephone number:

Consensus Cloud Solutions, Inc.

Attention: Legal

6080 Center Drive, 4th Floor

Los Angeles, California 90045

(323) 860-9200

29

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

Up to 3,960,607 Shares

CONSENSUS CLOUD SOLUTIONS, INC.

Common Stock

PROSPECTUS

, 2022

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

PART II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses in connection with the offering described in this registration statement. All expenses incurred with respect to the registration of the common stock will be borne by us. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC Registration Fee	$
Printing Expenses*
Legal Fees and Expenses*
Accounting Fees and Expenses*
Miscellaneous Expenses*
Total	$

*	Estimated solely for the purpose of this Item. Actual expenses may vary.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Our Amended and Restated Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our Amended and Restated Bylaws, or Bylaws, provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our Bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our Bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions included in our Amended and Restated Certificate of Incorporation, Bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. At present, we are not aware of any pending litigation or proceedings involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

There have not been any sales of unregistered securities of our common stock prior to the date of this information statement.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

(b) Financial statement schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto incorporated by reference herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

(5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Description of Exhibits	Form	Exhibit Number	Date Filed

1.1	Form of Underwriting Agreement			To be filed by amendment

2.1	Separation and Distribution Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc.	8-K	2.1	October 8, 2021

3.1	Amended and Restated Certificate of Incorporation of Consensus Cloud Solutions, Inc.	8-K	3.1	October 8, 2021

3.2	Amended and Restated Bylaws of Consensus Cloud Solutions, Inc.	8-K	3.2	October 8, 2021

4.1	2026 Notes Indenture, dated as of October 7, 2021, by and between Consensus Cloud Solutions, Inc. Wilmington Trust, National Associate, and the Guarantors named therein.	8-K	4.1	October 8, 2021

4.2	2028 Notes Indenture, dated as of October 7, 2021, by and between Consensus Cloud Solutions, Inc. Wilmington Trust, National Associate, and the Guarantors named therein.	8-K	4.2	October 8, 2021

4.3	Form of 2026 Note (included in Exhibit 4.1).	8-K	4.3	October 8, 2021

4.4	Form of 2028 Note (included in Exhibit 4.2).	8-K	4.4	October 8, 2021

4.5	Description of Registrant’s Securities	10-K	4.5	April 15, 2022

5.1	Opinion of Gibson, Dunn & Crutcher LLP			To be filed by amendment

10.1	Transition Services Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc.	8-K	10.1	October 8, 2021

10.2	Tax Matters Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc.	8-K	10.2	October 8, 2021

10.3	Employee Matters Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc.	8-K	10.3	October 8, 2021

10.4	Intellectual Property License Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc.	8-K	10.4	October 8, 2021

10.5	Stockholder and Registration Rights Agreement, dated as of October 7, 2021, by and between Ziff Davis, Inc. and Consensus Cloud Solutions, Inc.	8-K	10.5	October 8, 2021

10.6#	Consensus Cloud Solutions, Inc. 2021 Equity Incentive Plan	8-K	10.6	October 8, 2021

10.7#	Consensus Cloud Solutions, Inc. 2021 Employee Stock Purchase Plan	8-K	10.7	October 8, 2021

21.1	Subsidiaries of the Registrant.	10-K	21.1	April 15, 2022

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

Incorporated by Reference
Exhibit Number	Description of Exhibits	Form	Exhibit Number	Date Filed

23.1	Consent of BDO USA, LLP.			To be filed by amendment

23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).			To be filed by amendment

24.1	Power of Attorney (contained on signature page hereto).			To be filed by amendment

107	Filing Fee Table			To be filed by amendment

#	Indicates management contract or compensatory plan, contract or agreement.

Confidential Treatment Requested by Consensus Cloud Solution, Inc.

Pursuant to 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on                , 2022.

Consensus Cloud Solutions, Inc.

By:
R. Scott Turicchi
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints R. Scott Turicchi, James C. Malone and Vithya Aubee, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments and related registration statements), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

R. Scott Turicchi	Chief Executive Officer and Director (Principal Executive Officer)	, 2022

James C. Malone	Chief Financial Officer (Principal Financial Officer)	, 2022

Douglas Y. Bech	Director	, 2022

Elaine Healy	Director	, 2022

Stephen Ross	Director	, 2022

Nate Simmons	Director	, 2022

Pamela Sutton-Wallace	Director	, 2022